

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Korey Pirouz
Senior Vice President
Cencora, Inc.
1 West First Avenue
Conshohocken, PA 19428

> **Re: Cencora, Inc.**
> **Form 8-K**
> **Filed February 27, 2024**
> **File No. 001-16671**

Dear Korey Pirouz:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K

Item 1.05 Material Cybersecurity Incidents, page 1

1. We note the statement you experienced a cybersecurity incident that, as of the date of the filing, did not have a material impact on your operations. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that you have not yet determined whether the incident is reasonably likely to materially impact your financial condition or results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Laz Krikorian